Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

The following is an excerpt of a transcript of an interview made available by In the Money with Amber Kanwar on July 11, 2025, in connection with an interview featuring Executive Chairman of Strathcona Resources Ltd. (“Strathcona”), Adam Waterous, where Mr. Waterous discussed Strathcona's offer (the "Offer") to purchase all of the issued and outstanding common shares (the "MEG Shares") in the capital of MEG Energy Corp. ("MEG") not already owned by Strathcona and its affiliates.

In the Money with Amber Kanwar

Friday, July 11, 2025 – Video Transcription

PARTICIPANTS

Adam Waterous

Strathcona Resources Ltd. — Executive Chairman

Amber Kanwar

In the Money Podcast Host

Amber Kanwar (Host): “Hey, everyone, welcome to a brand new episode of In the Money with Amber Kanwar, Calgary Stampede edition. Welcome to the live taping.

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Amber Kanwar (Host): Okay, I think I've gone as legally along as I can without bringing MEG Energy into the conversation. And that actually segues nicely into MEG Energy. So you make this bid for MEG, you know that the stock is trading above your offer price, and I'll poke you on that. But first, I want to know, MEG has just been in all in my career, MEG has always been a takeout candidate? Right? It's just been floating along, waiting for some other player to come and scoop it up. And I want to know why now.

Adam Waterous: Well, we're doing it for three reasons.

The first reason is, Strathcona and MEG are extremely similar. I like to say they're doppelgangers, they are twins. Strathcona is a bit bigger, we're producing 120,000 barrels a day, MEG is producing about 100,000 barrels a day. We both have a 50-year Reserve Life Index, we make a little higher margin than they do, but it's very similar on it. Why that ends up being important is because they're very similar in nature, we can continue to extract economies of scale, operating synergies, and I'm going to give you a sense on that. So, this, MEG should we be successful, this will be the sixth SAGD business, Steam Assisted Gravity Drainage, thermal oil business that we've bought. And what we have found is each time we buy a SAGD business, our existing SAGD assets, we get operational improvements from them – we get economies of scale, operating synergies. So, to give you a sense, if we, with MEG, Strathcona will be drilling about a quarter of all of the SAGD wells in Canada. And SAGD is a very big business, produces about 2 million barrels a day in total on it. So, we'll have very powerful operating synergies. So, that's the first reason, is it was very similar assets, similar operations.

Second reason is, we have these very rare financial dynamics, in that, typically how M&A works is that a bigger company buys a smaller company. Typically, the bigger company trades at a better multiple than the smaller company. So, the bigger company trades at, say, like 7 times, and the smaller company trades at 5 times. And so, Strathcona is a bit bigger than MEG, so usually we're trading at a higher multiple than the target. And the bargain is this, is that the smaller company gets a premium. And so, say, the smaller guy trades at 5 times, say it's a 10% premium, so, they're exiting at, say, 5 and a half times. The bigger guy, who trades at a better multiple, say 7 times, they get accretion per share. That's kind of the bargain. That is the vast majority of M&A. Not in this case. It's a very unusual case in that the bigger company, Strathcona, actually trades at a discount to the small company, MEG.

And the reason being is that Strathcona has a very small public float. Our private equity fund, Waterous Energy Fund, we started out, we took the business public in a reverse takeover about a year and a half ago. We owned 91% of the business. We have distributed some of our shares to our investors. We now own about 80% of the shares. But we don't trade much in the public market. We trade a couple million dollars a day. That's very little.

In contrast, MEG, they trade about 100 million dollars a day in the marketplace. So they very fairly, justly, trade a better premium to us. What that creates is this very strange dynamic, is that what we've done is we offered MEG firstly a premium, it's about 9% on the day, so to speak. But the second thing is, instead of them being diluted, they actually get accretion because they trade better than us. So to give you a sense on that, whether you look at cash flow per share or NAV, it's between 10 and 25%, so average let’s call it around 16%. So they get 9% upfront. Then they actually get per share accretion, let's say 16%, so now they get 25%. But then the third bump they get is why we're doing the deal. It's why Strathcona is doing the deal. We're getting a little bit of accretion, but that Strathcona, which is the shares, because it's a 82% shares, 18% cash, is that we think we're going to trade better in the market.

Now why do we think we're going to trade better in the market? Well, there's three reasons. The first reason is that pro forma, Strathcona will be upgraded to investment grade, so lower our cost of funding. The second reason is we'll have more liquidity, so we'll be able to be included in some indices. So these are two very immediate things, or near-immediate things happens. The third thing that's going to happen is that Strathcona is going to occupy a very unique investing space in North America, in that we'll be producing, day one, about 220,000 barrels a day of oil.

Our plan is to grow, just adding the two business plans together to about 325,000 barrels a day. We'll have about 1.8 billion net proved reserve, which is a US convention. So we'll have the same oil reserves as, say, an Occidental or a Diamondback. These are very large companies that have a multiple of our production, but they'll have a much shorter reserve life index.

Amber Kanwar (Host): So that answers the question, if people want to know why do I want Strathcona to own MEG assets and participate in that. But maybe people are simple, like me, for example, and I just say, well, the stock is trading higher than what you're offering. So why would I do that?

And I want to know, are you interested in sweetening the bid?

Adam Waterous: So, you know, I don't know if you ever experienced this, but if you ever got up and you say, you knock on a door of a house and the owner comes to the door and say, you know, we want to buy your house and here's an offer. In my experience, I don't know, it might be unusual. It's not surprising when that owner of that house says, hey, that might be interesting, but do you have any more money there? You know, so that's not an unusual, you know, reaction. Now, how the dynamic works in a transaction like this. So, what we did is we've made what's known as a direct offer, a direct-to-shareholders offer.

And the reason we made a direct-to-shareholder offer is we approached the board of directors of MEG in late April and said, hey, here's an offer. We think this is a very compelling transaction. And MEG's board never called us, never engaged with us, never, they just sent a short note, not interested, and said, well, jeez, you know, I understand what your point of view is, but jeez, what do you think, maybe what the shareholders might think. And so that's why we then publicly announced our intention to make an offer. And now we've made an offer. And the offer is out for shareholder consideration. There will be a vote on September 15th [Correction: the expiry date for the Offer is September 15th, 2025. There will be no shareholder vote on September 15th in connection with the Offer.]. And the shareholders will make a determination as to what they want to do. Now that's kind of the process.

Now here's maybe sort of some of the dynamics. The day we made the offer, the stock jumped about 19%. And so what that indicates is that the shareholders are looking for a change. So they say, gee, the stats quo, it's not, they've already kind of voted with their feet on that. And then they obviously then think, well, one of the things we said is when we made the offer, we said, you know, we actually went, and before we made the offer, bought about 9.9% of the company.

We said, you know, we think we've got a really good offer here, but maybe somebody else has got a better offer. Why don't you put the company up for sale and we'll see? Because then you don't have to guess, maybe this is a good one or a bad one. Well, let's just see which is the best one. And very fortunately, MEG's board did agree with us and put the company up for sale and have said publicly that they're soliciting interest and we'll see if anyone comes forward with something that might be more attractive.

Amber Kanwar (Host): It was such a long way to avoid my question. But I feel like we did get some insights there. So let's see, how are we going to do this?

If someone comes in, and that's what the thinking is and it's higher, you have a decision to make. Are you going to tender or top?

Adam Waterous: So usually, I think we'll...

Amber Kanwar (Host): Don't tell me another house story.

Adam Waterous: Yeah, yeah. So, it is very natural. The share price performance is very typical, okay? It's that an offer now has been made and it would be very expected that the shares would trade through that offer.

Now, it would trade through that offer for two reasons. The first reason is that there might be someone else who comes along and makes a better offer. And so the investors will speculate, oh, maybe someone else comes along and tops the offer, and therefore I can try and maybe play that little bit of ARBs. The second reason is investors might say, oh, well, no one else might come forward, but maybe MEG can get Strathcona to increase their bid. That's kind of the speculation that happens. Now, on the first dynamic, could there be what is often called an interloper come along? We're going to see. Company is available. It's for sale now. It's in place, so to speak. And we'll see.

Amber Kanwar (Host): Do you have metrics that you use, a red line that you won't cross in terms of overpaying? Maybe then we can all do the math ourselves.

Adam Waterous: Well, here would be, so it's kind of funny. What tends to happen in these dynamics is there tends to be a lot of psychology starts getting used to. You say like, oh, is XYZ's CEO, is he an empire builder? Is he looking to put a stamp on it? You hear all this, you know, drivel, you know, that doesn't really mean anything.

If you want to try and, you know, really play the game, I would encourage, and this is for this transaction or any transaction in the M&A business, I think about two things. The first thing I would think about is what company gets the most value from the acquisition. And in this particular case there are several sources of value. The first source of value is operating synergies and economies of scale. In that case, there's actually several companies. Strathcona is one. But I would argue that all the big SAGD companies will capture operating synergies, economies of scale from that. So you can, we’ll capture that portion. There's then three more pieces of value that are unique to Strathcona.

Number one is Strathcona gets upgraded to investment grade. Any other interloper is already investment grade. Number two, Strathcona will be included in indices because we have more liquidity. Any other interloper already is included in the indices, so they don't get that. And number three, Strathcona will be in this unique position of being the largest pure play oil company by a very wide margin, by a factor of five or six in North America as a pure play oil company that does not own refineries or mines. We think that's going to be a very unique investing proposition that only Strathcona gets. So we think, again, don't ask your barber if you need a haircut, okay? We think we're uniquely positioned. But that's the first way to think about it.

Now here's the second way to think about it. Every M&A decision that companies have, they have a buy versus build, okay? And they say, you know, I might buy something, but maybe I can just organically grow it.

Now all the companies in this business, you know, who could be interlopers have frankly an embarrassment of riches, of resource. They have a huge number of organic growth opportunities. Their opportunity to build something is very high.

And so what they'll say is, well, what can I build this? What can I build something that looks like MEG versus and what it's going to cost to buy? And, you know, a lot of those companies, just like Strathcona, we think we can organically grow these things at some kind of $25,000, $30,000, $35,000 a flowing barrel a day.

Our math is very simple. Now we're paying about $6.7 billion for 100,000 barrels a day. So we're paying something like $67,000, maybe $68,000 a flowing barrel a day for that. So it's about twice what an organic growth opportunity would be for some of the big guys. Now that doesn't mean the big guys won't do it, but that ends up being a very big factor in just how they think about it.

Amber Kanwar (Host): Has MEG engaged with you? You mentioned when you first privately did the deal, they just said no. But now are you talking to them?

Adam Waterous: We're trying, but they today have declined to engage with us. So we've never had a conversation with the board. They've never reached out to us. We've reached out to their finance advisor to say, we'd love to get involved in the process, but they have declined.

Amber Kanwar (Host): So you're not even included in the process?

Adam Waterous: Not included in the process. So I would just say, but I'd make a couple of observations about that. So far, you mentioned up front that, you know, so MEG was founded in 1999. In the year 2000, it became a takeover candidate. So MEG's been a takeover candidate for 25 years. That's a long time. I'm not sure that's a Canadian record, but it's getting into that neighborhood. In that time, they've had two offers. The first offer they had was from back in 2018, was from Husky Energy, which they rejected. And that ended up being a very poor decision for the MEG shareholders. The second offer is from ours. So it's not like, oh, you guys are making offers all the time. 25 years, they got two offers.

Now, in our case, since we, in the last six years, our firm, Strathcona, has bought every SAGD business sold in Western Canada that didn't have a ROFR, didn't have a right for refusal, that could be bought. So we're the only guys so far who said, jeez, we really want to buy the business. We've bought a lot of these businesses and we think we can, this is one more business that would make sense for us to buy.

Amber Kanwar (Host): If this doesn't go your way for whatever reason, and it seems like you're hungry for another acquisition, others have mentioned names like Athabasca as a potential. Like how long is your list of other potential opportunities?

Adam Waterous: So I'll give you a longer answer and then a short answer. Let me start with the short answer. The short answer is that MEG is a very unique situation in that it makes us investment grade. It gives us liquidity that provides us to be included in indices. Other targets, smaller ones, such as say Athabasca, a very fine business, doesn't do it for us. Doesn't mean it's not a good business. It just doesn't do it for us.

MEG is very unique in terms of what it does for us, and it accelerates us. So, we always describe internally, we always describe buying MEG as our Plan A+ transaction. Plan A is we, just before we announced the offer for MEG, we sold our Montney business. And maybe let's talk about that for a second. So we liked our Montney business. I think it's a very fine business.

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Additional Information and Where to Find It

This communication relates to the Offer. In connection with the Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, which includes the Offer to Purchase and Bid Circular dated May 30, 2025 (the “Offer to Purchase and Circular”) and other documents related to the Offer. This communication is not a substitute for the Registration Statement, the Offer to Purchase and Circular or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Offer to Purchase and Circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Offer.

The Registration Statement, Offer to Purchase and Circular and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, Offer to Purchase and Circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Circular and accompanying letter of transmittal and notice of guaranteed delivery. The Offer to Purchase and Circular and the related documents, contain important information about the Offer and should be read in its entirety by MEG shareholders.

Cautionary Statement Respecting Information of MEG

Strathcona has not had access to the non-public books and records of MEG and Strathcona is not in a position to independently assess or verify certain of the information in MEG's publicly filed documents, including its financial statements and reserves disclosures. MEG has not reviewed this communication and has not confirmed the accuracy and completeness of the information in respect of MEG contained herein. As a result, all information regarding MEG included herein has been taken from, or is based upon, publicly available information filed by MEG with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to: Strathcona’s business strategy and future plans; the expected benefits of the Offer and the combination of Strathcona and MEG, both to MEG shareholders and Strathcona shareholders; the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, including, but not limited to: the size and scale of the combined company, including the combined company's expected production and reserves; the expected per-share accretion to both MEG shareholders and Strathcona shareholders, including improved funds flow per share, funds flow less sustaining capital expenditures per share, net asset value per share and production per share; the expected potential cost synergies identified by Strathcona in connection with the combination of MEG and Strathcona, including the categories and amounts thereof, including with respect to overhead, interest, capital expenditures and operating costs, among others, and the related benefits thereof; the combined company achieving an investment grade credit rating; and other anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG; the pro forma debt of the combined company; the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona shareholders, including Waterous Energy Fund and Waterous Energy Fund III LP; and the intention of Strathcona to engage with the MEG’s Board and MEG shareholders directly.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the success of Strathcona’s operations and growth and expansion projects; expectations regarding production growth, future well production rates and reserve volumes; expectations regarding Strathcona’s capital program; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; the availability of third party services; prevailing and future royalty regimes and tax laws; future well production rates and reserve volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Strathcona’s assets; decommissioning obligations; and the governmental, regulatory and legal environment, including expectations regarding the current and future carbon tax regime and regulations. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, it cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this communication is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: changes in commodity prices; changes in the demand for or supply of Strathcona’s products; changes in general economic and market conditions in Canada, the United States and elsewhere; determinations by the Organization of the Petroleum Exporting Countries and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change, royalty rates, tariff rates or other regulatory matters; changes in Strathcona’s development plans or by third party operators of Strathcona’s properties; failure to achieve anticipated results of its operations; competition from other producers; inability to retain drilling rigs and other services; incorrect assessment of the value of acquisitions; delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Strathcona’s oil and gas reserve and contingent resource volumes; limited, unfavorable or a lack of access to capital markets or other sources of capital; increased costs; a lack of adequate insurance coverage; and the impact of competitors. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona’s Annual Information Form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this communication speaks only as of the date of this communication and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.